Ridgeway
Petroleum Corp.

RECEIVED
2004 JUL 26 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

#82 - 1819

04035735

July 12,2004

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our July 12, 2004 News Release.

Sincerely,

Christiane Koeksal
Office Manager

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM FILES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, July 12, 2004-- Ridgeway Petroleum Corp. (the "Company") announces that it has submitted its private placement for regulatory approval. The private placement consists of 480,954 units at a price of $1.75 per unit for aggregate proceeds of approximately $841,670. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share for two years from the date of the closing of the private placement.

The proceeds of the private placement will be used for lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico, development /appraisal drilling and for general working capital.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com